UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

August 1, 2006 (August 1, 2006)
Date of Report (Date of earliest event reported)

VINEYARD NATIONAL BANCORP
(Exact name of registrant as specified in its charter)

California	000-20862	33-0309110
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1260 Corona Pointe Court, Corona, California	92879
(Address of principal executive offices)	(Zip Code)

(951) 271-4232
(Registrant's telephone number, including area code)

Not Applicable
(Former name, former address and former fiscal year, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02. Results of Operations and Financial Condition

On August 1, 2006, Vineyard National Bancorp released on its website an investor relations presentation relating to its results for the second quarter of 2006. A copy of the presentation is attached hereto as Exhibit 99.1.

Item 9.01. Financial Statements and Exhibits

(a) Not applicable
(b) Not applicable.
(c) Not applicable
(d) The following exhibit is included with this Report:

Exhibit 99.1 Investor Relations Presentation.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

VINEYARD NATIONAL BANCORP

Date: August 1, 2006

By: */s/ Gordon Fong*

Gordon Fong
Executive Vice President and Chief Financial Officer

Exhibit 99.1


VINEYARD
NATIONAL BANCORP
2nd Quarter 2006

Disclosure

When used in this presentation, filings by Vineyard National Bancorp ("Company") with the Securities and Exchange Commission ("SEC"), or other public or stockholder communications, or in oral statements made with the approval of an authorized executive officer, the words or phrases "will likely result," "are expected to," "will continue," "is anticipated," "estimate," "project," "believe" or similar expressions are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. The Company wishes to caution you that all forward-looking statements are necessarily speculative and not to place undue reliance on any such forward-looking statements, which speak only as of the date made. Also, the Company wishes to advise you that various risks and uncertainties could affect the Company's financial performance and cause actual results for future periods to differ materially from those anticipated or projected. Specifically, the Company cautions you that important factors could affect the Company's business and cause actual results to differ materially from those expressed in any forward-looking statement made by, or on behalf of, the Company, including: general economic conditions in its market area, particularly changes in economic conditions in the real estate industry or real estate values in our market, changes in market interest rates, increased loan prepayments, risk associated with credit quality, and other risks with respect to its business and/or financial results detailed in the Company's press releases and filings with the SEC. You are urged to review the risks described in such releases and filings. The risks highlighted herein should not be assumed to be the only factors that could affect future performance of the Company. The Company does not undertake, and specifically disclaims any obligation, to publicly release the result of any revisions that may be made to any forward-looking statements to reflect the occurrence of anticipated or unanticipated events or circumstances after the date of such statements.

Our Values

Creativity

Integrity

Flexibility


VINEYARD
Mobile Unit
VINEYARD
Devotion
Honor
Strength
Spirit
Pride
Triumph
Heart
Valor
Remembrance
Hero
Truth
Allegiance
Character
Glory
Leadership
Patriot
Soldier
Freedom
Passion
Power
Courage
Bravery
Loyalty
Destiny


VINEYARD
BANK
Creating New Experiences

The bottom line… It's all about People

Overview

At June 30, 2006

- **Traded on the NASDAQ Global Market System under the symbol “VNBC”**
- **Market price – closed at $26.90**
- **$1.9 billion in assets**
- **Shares outstanding – approximately 10.6 million**
- **Market Capitalization – approximately $285 million**
- **Inside ownership – approximately 15%**
- **Institutional ownership – approximately 40%**

Overview
At June 30, 2006

Price Valuation Measures

- 12 month trailing price to earnings (“P/E”) – 14.16
- Forward P/E fiscal year end Dec. 31, 2007 – 9.97 (based on analysts estimates)
- Price/Book most recent quarter (“mrq”)– 2.33
- Stated Book Value Per Share (mrq)– $11.54
- Diluted Book Value Per Share (mrq) – $11.75
- Analyst coverage – four (4)
  - Cohen Bros. & Company
  - RBC Capital Markets
  - Sandler O’Neill & Partners, L.P.
  - Sidoti & Company, LLC

Financial Highlights


Capital
Management
Balance Sheet
Effectiveness
Key Financial Principles
Consistent
EPS Growth
Operational
Efficiency

Vineyard National Bancorp
Summary Results 2004-2006

Bancorp Net Earnings

Dollars shown in all tables are in thousands (except for per share information)

Period-ended	Net Earnings	Diluted Earnings Per Share	Return On Avg. Common Equity
Year to Date June 30, 2006	$9,600	$0.94	19%
Year Ended Dec. 31, 2005	$18,900	$1.89	21%
Year Ended Dec. 31, 2004	$14,000	$1.55	29%

Vineyard National Bancorp
Summary Results 2004-2006

Bank Net Earnings

Dollars shown in all tables are in thousands (except percentage information)

Period-ended	Net Earnings	Return on Avg. Assets	Efficiency Ratio
Year to Date June 30, 2006	$13,100	1.45%	47%
Year Ended Dec. 31, 2005	$23,900	1.54%	45%
Year Ended Dec. 31, 2004	$17,000	1.47%	44%

National Recognition


FORTUNE
THE 100 FASTEST GROWING COMPANIES
FASTEST GROWING 2005


The Hot 100

2005 RANK (2004 RANK) TICKER STOCK PRICE 8/10/05	EARNINGS-PER-SHARE GROWTH Three-year annual rate RANK	NET INCOME past four quarters (millions)	REVENUE GROWTH Three-year annual rate RANK	REVENUE past four quarters (millions)	TOTAL RETURN Three-year annual rate (color = beat S&P 500)* RANK	P/E current fiscal year est.	COMMENTS
4 VINEYARD NATIONAL BANCORP VNBC $30.29 RANCHO CUCAMONGA, CALIF.	89% 44	$15.4	84% 6	$87.5	98% 4	15	Southern California bank benefiting from real estate boom.

usbanker

August 2005

Beyond Business as Usual

USB's ANNUAL PERFORMANCE RANKING

Top 100 Publicly Traded **Mid-Tier Banks**

Banks & thrifts with less than $10 billion in assets. Ranked by 3-year average ROE.

Institution	Ticker	Market Value ($M)	Total Assets ($000)	3-Year Avg ROE	3-Year Median EPS Growth	5-Year Avg Total Risk Based Ratio	3-Year Price Performance	ROAE (%)	EPS Growth YoY (%)	Diluted EPS Before Extraordinary ($)	Total Capital Ratio (%)
1 WSFS Financial Corp.	WSFS	383	2,502,956	**42.1**	31.4	17.8	245.8	13.6	31.4	3.39	15.34
2 Westamerica Bancorp	WABC	1,709	4,737,268	**29.0**	8.1	11.6	47.4	28.8	2.8	2.93	12.46
3 Oriental Financial Group	OFG	575	3,725,695	**27.0**	32.7	28.6	153.2	25.7	15.5	2.53	38.69
4 Vineyard National Bancorp	VNBC	267	1,311,497	**24.6**	108	15.4	1022.9	23.5	42.2	1.55	14.6
5 TrustCo Bank Corp NY	TRST	841	2,863,834	**23.9**	6.5	17.7	9.7	25.3	7.1	0.75	18.37

Other Achievements

- Announced signing of merger agreement to acquire Rancho Bank, a commercial bank headquartered in San Dimas, CA
- Stock appreciation growth over 1,969% (Oct. 2000 thru 2nd quarter 2006)
- Inclusion in the Russell 2000 index
- Alumni inclusion in Sandler O'Neill's "2005 Bank and Thrift Sm-All Stars"
- 2005 - Rated "Market Cap Champion" by Carpenter & Company $1 billion - $10 billion Asset Class, five year stock appreciation
- July 2004 ranked tenth within the "Top 200 Publicly Traded Community Banks" by US Banker
- Listed in Sandler O'Neill's "2004 Bank and Thrift Sm-All Stars" for both performance and valuation

The Inland Empire…

- Represents the counties of Riverside and San Bernardino, one of the fastest growing regions in the United States

- Major distribution hub for goods coming in through the Los Angeles Harbors

- Availability of “affordable” and buildable land for housing, commercial and retail development in support of the Los Angeles and Orange County regions

- Intersection or half way point between: Los Angeles and Palm Desert, Pomona Valley and Temecula Valley, Newport Coast and Coachella Valley


VINEYARD
NATIONAL BANCORP
What Makes Vineyard Unique?
12


Our Vision
We are a community bank dedicated to relationships and the experiences we create

Organization and Operating Strategies



Key Strategic Drivers

- **Diverse asset base and organizational structure**
- **Operating efficiency**
- **Operate within 20 unique markets**
- **Development and enhancement of 10 specialty products**
- **Branding and Marketing of the Vineyard Franchise**
  - In target geographic markets
  - In target product markets

Assets



$1,900,000
$1,700,000
$1,500,000
$1,300,000
$1,100,000
$900,000
$700,000
$500,000
$300,000
$100,000

	Dec. 31, 2001	Dec. 31, 2002	Dec. 31, 2003	Dec. 31, 2004	Dec. 31, 2005	June 30, 2006
Total Assets	$191,700	$385,900	$888,000	$1,312,500	$1,713,600	$1,864,000

Dollars in thousands

Lending & Funding Strategies

- **Organized by specialty groups**
  - SFR Coastal and Tract Construction
  - Income Property (commercial and multi-family)
  - Commercial and Business Banking
  - SBA Lending
  - Non-Profit and Community Services
- **Organic deposit growth**
  - Community positioning and expansion within current markets
  - Acquisition of teams within new growth markets
- **Organic lending growth**
  - Expansion of existing markets
  - Acquisition of new teams in new markets
- **Acquisition of complete delivery systems in new markets**
  - San Diego, Marin & Irvine
- **Acquisition of existing institutions based on the Company’s strategic drivers**

Lending & Funding Strategies

- **Community Banking**
  - **Originally organized and focused on community-based deposits**
  - **Now looking to broaden our reach by expanding disciplines to our community banking base**
    - Broaden Commercial and Business Banking
    - Expand Private Banking and Entrepreneur Services
    - Enhance Corporate Cash Management and Community Banking

- **Deposit Market Share**
  - **Desired level of 20%, with a minimum target of 10% in each of the communities we serve.**
    - 5 out of 12 capture more than 20%
    - 8 out of 12 capture 10% minimum target

Total Loans and Deposits



$1,600,000
$1,400,000
$1,200,000
$1,000,000
$800,000
$600,000
$400,000
$200,000
$0

	Dec. 31, 2001	Dec. 31, 2002	Dec. 31, 2003	Dec. 31, 2004	Dec. 31, 2005	June 30, 2006
Net Loans	$136,200	$250,300	$589,600	$1,015,000	$1,359,300	$1,535,600*
Total Deposits	$159,400	$287,500	$603,300	$965,500	$1,277,000	$1,525,600

Dollars in thousands

* includes loans held for sale

Capital Strategy

- Support Organic Growth
- Efficient tools for effective execution and purpose
  - Shelf registration – $125 million (Sept. 2005)
    - $93 million remaining as of June 30, 2006
  - PIPE
  - Trust preferred
  - Strategic acquisition
    - Reduce funding costs
    - Accretive to earnings
- Minimal dilutive impact to shareholders
- Maintain consistent capital ratios
  - Holding Company
  - Bank

Bank Capital
Adequacy Ratios



20.0%
16.0%
12.0%
8.0%
4.0%
0.0%

	Dec. 31, 2001	Dec. 31, 2002	Dec. 31, 2003	Dec. 31, 2004	Dec. 31, 2005	June 30, 2006
Leverage Capital	12.5%	11.6%	10.3%	11.3%	11.7%	11.1%
Tier 1 Capital	15.1%	13.9%	12.7%	12.4%	12.2%	11.5%
Total Capital	16.1%	15.0%	13.9%	13.5%	13.1%	12.5%


VINEYARD
NATIONAL BANCORP
Strategic Focus
Our future is as diverse as our markets

Our Markets

- ● Full Service Banking Center
- ■ Loan Production Office



Northern CA
Ventura County
West Side
San Gabriel Valley
Orange County
Palm Desert
Temecula Valley
North San Diego
Hesperia
Camarillo
Thousand Oaks
Monrovia
Rialto
Highland
Covina
Ontario
Colton
Redlands
Yucaipa
Santa Monica
Inglewood
Whittier
La Habra
Riverside
Torrance
Cypress
Westminster
Rancho Palos Verdes
Fountain Valley
Costa Mesa
Palm Springs
Cathedral City
Hemet
Lake Forest
Mission Viejo
Laguna Niguel
Temecula
San Clemente
Oceanside
Carlsbad
Vista
Encinitas
Poway
Santee
El Cajon
La Mesa
San Diego
National City
Copyright (C) 2006 SNL Financial LC. All rights reserved
0
26.3mi

Orange County

- **Irvine/Newport**
  - **Capture new funding/depository relationships**
  - **Expand existing lending products**
- **Anaheim LPO**
  - **Expand and enhance lending products**

North San Diego

- **San Diego**
  - **Capture new funding/depository relationships**
  - **Expand existing lending products**
- **Carlsbad LPO**
  - **Expand and enhance lending products**

West Side/Los Angeles County

Manhattan Beach

- **Capture new funding/depository relationships**
- **Expand existing lending products**

San Gabriel Valley

- **Expand "Established Market" presence along San Gabriel Valley Corridor**
  - **Commercial Accounts with Established deposit base**
  - **Commercial & Business Lending**
  - **Corporate Cash Management Expansion**

Temecula Valley

- **Expand and enhance lending products**
  - **Tract Construction Lending**
  - **Commercial Income Property Lending**
  - **SBA Lending**
  - **Capture High-end SFR Construction Lending**

Palm Desert

- Capture new marketplace within Palm Desert community

- Possible de Novo branching


Marin
San Francisco
Cupertino
San Mateo

Marin County

- **Full Service Banking Center**
  - **Capture new depository/funding relationships**
  - **Expand and enhance lending products**
  - **Gateway to Northern California expansion**


Santa Cruz
Santa Cruz
152
156
101
Monterey

Monterey County

- Monterey LPO – opened July 2006
- Expand and enhance lending products
  - SBA Lending
  - Capture High-end SFR Construction Lending
  - Tract Construction Lending
  - Commercial Income Property Lending


VINEYARD
NATIONAL BANCORP
Summary Thoughts
32

2000 - 2005 “CAGR”
Compounded Annual Growth Rate


100%
80%
60%
40%
20%
0%

	Net Loans	Assets	Deposits	Net Income	Diluted EPS
CAGR	77%	73%	67%	98%	66%

Earnings


$20,000
$18,000
$16,000
$14,000
$12,000
$10,000
$8,000
$6,000
$4,000
$2,000
$0

	Dec. 31, 2001	Dec. 31, 2002	Dec. 31, 2003	Dec. 31 2004	Dec. 31, 2005	YTD June 2005	YTD June 2006
Net Income	$1,200	$3,000	$8,000	$14,000	$18,900	$9,200	$9,600

Dollars in thousands

Earnings –
Return on Average Common Equity



$2.00
$1.80
$1.60
$1.40
$1.20
$1.00
$0.80
$0.60
$0.40
$0.20
$0.00
50%
40%
30%
20%
10%
0%
$0.25
$0.52
$1.09
$1.55
$1.89
$0.93
$0.94
11.7%
22.2%
41.0%
28.6%
21.1%
21.5%
19.4%
YE 2001
YE 2002
YE 2003
YE 2004
YE 2005
YTD June 2005
YTD June 2006
Diluted EPS
ROACE (Annualized)

Summary Thoughts

- **The Bank continues to assemble talented, and well-established professionals driven on value-added, relationship banking**
- **The Company continues to deliver returns to its shareholders by providing properly incented product groups within a unique distribution network**
- **The Company and the Bank will continue to focus on what our customers need and strive to deliver results which exceed expectations**

Employees, Customers, Investors….

"PEOPLE are our most valuable asset"


VINEYARD
NATIONAL BANCORP
Thank you
37